Exhibit 99.1

ROYAL BANK OF CANADA TO REPURCHASE UP TO 12 MILLION OF ITS COMMON SHARES

TORONTO, October 27, 2014 — Royal Bank of Canada (“RY” on TSX and NYSE) today announced that the Toronto Stock Exchange has approved its normal course issuer bid to purchase, for cancellation, up to 12 million of its common shares.

The shares that may be repurchased represent approximately 0.8 per cent of the bank’s outstanding common shares. As of October 20, 2014 there were 1,442,217,272 common shares of the bank outstanding.

Purchases under the normal course issuer bid may commence on November 1, 2014 and continue until October 31, 2015, when the bid expires. Purchases may be made through the Toronto Stock Exchange, the New York Stock Exchange and other designated exchanges and published markets in both Canada and the U.S. The price paid for any repurchased shares will be the prevailing market price at the time of acquisition.

The amount of purchases on any given day will not exceed 455,905 common shares, which is 25 per cent of the average daily trading volume on the Toronto Stock Exchange for the six months ending September 30, 2014. The average daily trading volume of the bank’s shares on the Toronto Stock Exchange for that six-month period, calculated in accordance with the rules of the Toronto Stock Exchange for the purposes of the bid, was 1,823,620 shares.

The purchase of common shares under the normal course issuer bid will enable the bank to balance the imperatives of maintaining strong capital ratios with the ongoing need to generate shareholder value.

The bank’s previous normal course issuer bid commenced on November 1, 2013 and will expire on October 31, 2014. Over the term of the previous bid, the bank purchased approximately 1.5 million of its common shares for cancellation at an average price of $72.63 per share.

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Caution regarding forward-looking statements

Certain statements contained in this press release may be deemed to be forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the proposed normal course issuer bid by Royal Bank of Canada. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our forward-looking statements, including statements about the proposed normal course issuer bid by Royal Bank of Canada, will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, regulatory compliance, litigation, operational, strategic, reputation and competitive risks and other risks discussed in the Risk management and Overview of other risks sections of our 2013 Annual Report and the Risk management section of our Q3 2014 Report to Shareholders; the impact of regulatory reforms, the high levels of Canadian household debt; cyber security, the business and economic conditions in Canada, the United States and certain other countries in which we operate, and the effects of changes in government fiscal, monetary and other policies.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking statements contained in this press release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities of our 2013 Annual Report, as updated by the Overview section of our Q3 2014 Report to Shareholders. Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2013 Annual Report and in the Risk management section of our Q3 2014 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement contained in this press release.

Investor Contacts:

Shirley Boudreau, Shareholder Relations, 416-955-7806, shirley.boudreau@rbc.com

Julia Macleod, Investor Relations, 416-955-7302, julia.macleod@rbc.com

Media Contact:

Sandra Nunes, Financial Communications, 416-974-1794, sandra.nunes@rbc.com